Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Waldencast Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated March 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of  Waldencast Acquisition Corp. as of January 12, 2021 and December 31, 2020 and for the periods from December 8, 2020 (inception) through December 31, 2020 and January 1, 2021 through January 12, 2021, appearing in the Registration Statement on Form S-1, as filed (File No. 333-253370), of Waldencast Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

March 15, 2021